Exhibit 99.1

Hoegh LNG Partners LP Announces New Chief Executive Officer and Chief Financial Officer

HAMILTON, Bermuda, Aug. 19, 2020 /PRNewswire/ -- Höegh LNG Partners LP (the "Partnership" of “HMLP”) (NYSE: HMLP) announced today the conclusion of its senior leadership succession process. As previously announced, Steffen Føreid gave notice of his intention to resign as the Partnership's Chief Executive Officer and Chief Financial Officer at such time as the HMLP Board of Directors had approved a succession plan. The effective date for that resignation will be August 21, 2020 (the “Effective Date”).

As of the Effective Date, the President & CEO of Höegh LNG Holdings Ltd., Sveinung J.S. Støhle, will become the Partnership's Chief Executive Officer and Håvard Furu, the Chief Financial Officer of Höegh LNG Holdings Ltd., will become the Partnership’s Chief Financial Officer.

“I am very happy to take on the role as CEO for the Partnership as we continue to build our position as the preferred provider of FSRU services. At a time when the ability to import clean-burning LNG has never been in higher demand, the consolidation of management roles is part of our continuing efforts to streamline and optimize the Group to improve our results and the returns to unitholders. We remain dedicated to maintaining our reliable, attractive distribution and to sustaining the Partnership’s presence in the US market, and I look forward to working alongside the Partnership’s majority independent Board of Directors in the best interests of all HMLP unitholders,” commented Sveinung J.S. Støhle.

In addition to the Partnership’s Chief Executive Officer and Chief Financial Officer, Knut Johan Arnholdt, Vice President Strategy & IR at Höegh LNG AS, may be contacted for investor relations matters, as can Bryan Degnan and Leon Berman of The IGB Group.

Contact:

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438

Knut Johan Arnholdt, VP IR and Strategy, +47 922 59 131

www.hoeghlngpartners.com